USCORP

4535 W. Sahara Avenue, Suite 200

Las Vegas, NV 89102

July 29, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Mail Stop 7010
Attention: Mark Wojciechowski

Re:	USCORP
Form 10-KSB for the Fiscal Year Ended September 30, 2007
Filed January 9, 2008
Response letter dated June 6, 2008
File No. 000-19061

Dear Mr. Wojciechowski

Please find electronically transmitted herewith responses to your comments dated July 10, 2008. This response letter has been numbered to coincide with your comment letter.

From 10-KSB for the Fiscal Year Ended September 30, 2007

Management’s Report or Internal Control Over Financial Reporting, page 22

Comment 1: We note the draft revised Management’s Report on Internal Control Over Financial Reporting providing with your response dated June 6, 2008 states that “Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 21, 2007.” Please tell us why the assessment occurred as of a date subsequent to your fiscal year ended September 30, 2007, Refer to Item 308 of Regulation S-B for additional information.

Response: The December 21, 2007 date included in the Management’s Report on Internal Control Over Financing Reporting was the date Management performed the assessment. Please note that the Company’s Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007. Please see page 22 reflecting this correct date.

Comment 2: You response to comment one from our letter dated May 15, 2008 explains that you removed references regarding the effectiveness of your internal control over financial reporting for periods prior to the end of your most recent fiscal year from the attestation report from your independent public accounting firm. However, we note from the draft report provided with your response, the report on management’s assessment still includes a statement that the Company’s internal control over financial reporting for the period from inception to September 30, 2007 is fairly stated. Please obtain a revised report on management’s assessment from your independent public accounting firm that is consistent with Management’s Report on Internal Control Over Financial Reporting.

Response: The Company has obtained a revised report on management’s assessment from its independent public accounting firm that is consistent with Management’s Report on Internal Control Over Financial Reporting. Please see the revised report included in the Form 10-KSB/A.

Notes to the Consolidated Financial Statements

Note 1 Organization of the Company and Significant Accounting Policies

Mineral Properties, page 33

Comment 3: We note your proposed disclosure revisions in response to prior comment two. You continue to disclosure that “Costs incurred…to drill and equip exploratory sites within the claims group are capitalized.” Please note the Staff’s information below provided in the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance dated March 31, 2001:

“Recoverability of capitalized costs is likely to be insupportable under FASB Statement No. 121 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage. As a result, the staff would generally challenge capitalization of exploration costs, and believes that those costs should be expensed as incurred the exploration stage under US GAAP.”

From your disclosure, it appears you are capitalizing costs incurred while your property is in the exploration state. If so, please support your policy of capitalizing such costs. If necessary, please revise your financial statements and disclosures to comply with the guidance above.

Response: We have revised our financial statements and disclosures as follows:

Mineral Properties- Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups, to conduct exploration and assay work are expensed as incurred.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Comment 4: Your response to prior comment three explains that you revised your certification to be in the exact form set forth in Item 601 of Regulation S-B. However, per review of the draft certification provided with your response, the Staff noted the following inconsistencies between your certifications and Item 601 of Regulation S-B:

•
Paragraph 4 parts a) and b) do not contain the language … or caused such disclosure controls and procedures to be designed under our supervision “and” or caused such internal control over financial reporting to be designed under our supervision … respectively;

•	Paragraph 4, part d) does not state …. (the small business issuer’s fourth fiscal quarter in the case of an annual report);
•	Paragraph 5 part a) excludes “material weaknesses” as one of the items that has been disclosed to the auditors and the audit committee.

Please tell us why this language was not included in your certification and revise your certifications to be in the exact set forth in Item 601 of Regulation S-B.

Response: The Company has revised the certifications to the Form 10-KSB to be consistent with Item 601 of Regulation S-B. Please see Exhibit 31.1 filed with the Form 10-KSB/A.